NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange ('NYSE' or the 'Exchange') hereby notifies the Securities and Exchange Commission (the 'Commission') of its intention to remove the Common Units representing Beneficial Interest (the 'Units') of SandRidge Permian Trust (the 'Trust') from listing and registration on the Exchange at the opening of business on October 9, 2020, pursuant to the provisions of Rule 12d2-2(b) because, in the opinion of the Exchange, the Units are no longer suitable for continued listing and trading on the Exchange. The Exchange has determined that the Trust is no longer suitable for listing based on an average closing price of less than $1.00 over a consecutive 30 trading-day period and failure to cure this non-compliance within the required timeframe, pursuant to Section 802.01C of the Listed Company Manual. The Exchange, on September 8, 2020, determined that the Units of the Trust should be suspended immediately from trading, and directed the preparation and filing with the Commission of this application for the removal of the Units from listing and registration on the Exchange. The Trust was notified by phone on September 8, 2020 and by letter on September 9, 2020. Pursuant to the above authorization, a press release regarding the proposed delisting was issued and posted on the Exchange's website on September 8, 2020 and trading in the Units was suspended after market close. The Trust had a right to appeal to a Committee of the Board of Directors of the Exchange (the 'Committee') the determination to delist the Units, provided that it filed a written request for such a review with the Secretary of the Exchange within ten business days of receiving notice of the delisting determination. The Trust did not file such request within the specified time period. Consequently, all conditions precedent under SEC Rule 12d2-2(b) to the filing of this application.